Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-64612) on Form S-8 of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust of our report dated June 15, 2026 with respect to the statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related supplemental schedules for the year ended December 31, 2025 and as of December 31, 2025, which report appears in the December 31, 2025 annual report on Form 11-K of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 15, 2026